SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 6)

Perini Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

713839108

(CUSIP number)

Ronald N. Tutor

Chief Executive Officer

Tutor-Saliba Corporation

15901 Olden Street

Sylmar, California 91342

(818) 362-8391

(Name, address and telephone number of person authorized to receive notices and communications)

August 13, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 8)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 713839108	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald N. Tutor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,527,729 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 6,527,729 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,527,729
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.66%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713839108	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tutor-Saliba Corporation 95-3692356
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,527,729 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 6,527,729 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,527,729
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.66%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713839108	13D	Page 4 of 8 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Report on Schedule 13D, filed on March 25, 1991, as amended by Amendment No. 1 filed on May 11, 1993, Amendment No. 2 filed on March 13, 1995, Amendment No. 3 filed on July 26, 1996, Amendment No. 4 filed on February 10, 2000 and Amendment No. 5 filed on April 5, 2000 (collectively, the “Schedule 13D”). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 1. Security and Issuer.

This Report on Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of Perini Corporation (the “Company”), whose principal executive offices are located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.

ITEM 2. Identity and Background.

The information set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

Tutor-Saliba is a California corporation engaged in the construction industry. The names of the executive officers and directors of Tutor-Saliba, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation and Employment
Ronald N. Tutor Director and Chief Executive Officer	15901 Olden Street Sylmar, California 91342	United States	Director and Chief Executive Officer of Tutor-Saliba Corporation and Perini Corporation

W.B. Sparks Director, Senior Vice President and Chief Financial Officer	15901 Olden Street Sylmar, California 91342	United States	Director, Senior Vice President, Secretary, Treasurer and Chief Financial Officer of Tutor- Saliba Corporation

John D. Barrett Director and Senior Vice President	15901 Olden Street Sylmar, California 91342	United States	Director and Senior Vice President of Tutor-Saliba Corporation

James A. Frost Senior Vice President	15901 Olden Street Sylmar, California 91342	United States	Senior Vice President of Tutor-Saliba Corporation

J. Patrick Henderson Senior Vice President	15901 Olden Street Sylmar, California 91342	United States	Senior Vice President of Tutor-Saliba Corporation

David L. Randall Senior Vice President	15901 Olden Street Sylmar, California 91342	United States	Senior Vice President of Tutor-Saliba Corporation

CUSIP NO. 713839108	13D	Page 5 of 8 Pages

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On August 13, 2004, Ronald N. Tutor (“Mr. Tutor”) exercised in full stock options, which the Company had granted to him in the years 1997-2000 for a total of 1,225,000 Shares and, for no consideration, directed that the Shares be transferred into the name of Tutor-Saliba. Neither the exercise nor the transfer increased the total number of Shares beneficially owned by Mr. Tutor and Tutor-Saliba because Mr. Tutor was deemed to beneficially own such shares prior to the exercise. The aggregate exercise price of $6,147,937.50 for such Shares was paid by Mr. Tutor through funds borrowed from Tutor-Saliba.

ITEM 4. Purpose of Transactions.

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons may from time to time make additional purchases of Shares as investments or sell Shares. The Reporting Persons have no plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D, although in his capacity as Chairman of the Board of Directors and an executive officer of the Company, Mr. Tutor will be involved in any decisions of the Company to effect any such action.

ITEM 5. Interest in Securities of the Issuer.

The information set forth in Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented by the following:

(a), (b) According to information furnished by the Company, there were 24,483,500 Shares issued and outstanding as of September 1, 2004. The Reporting Persons report beneficial ownership of 6,527,729 Shares, or 26.66% of the issued and outstanding Shares as reported by the Company. As chief executive officer and sole stockholder of Tutor-Saliba, Mr. Tutor may be deemed to be the beneficial owner of, and have sole power to vote or direct the disposition of, Shares beneficially owned by Tutor-Saliba.

(c) The Reporting Persons report the following acquisitions of Shares: (i) as of March 29, 2003, pursuant to the Shareholders’ Agreement dated as of March 29, 2000, Tutor-Saliba’s right to purchase

CUSIP NO. 713839108	13D	Page 6 of 8 Pages

2,352,941 Shares held by National Union Fire Insurance Company of Pittsburgh, a Pennsylvania corporation (“National Union”) for a price specified in the Shareholders’ Agreement became exercisable for a three-year period and (ii) on November 13, 2003, Tutor-Saliba received 245,528 Shares as a distribution from PB Capital, representing Tutor-Saliba’s entire limited partner interest in PB Capital. See Item 3 for information concerning the exercise of certain stock options.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As previously disclosed in the Schedule 13D, in connection with the closing of the equity investment and recapitalization in March 2000 (the “March 2000 Transaction”), the Reporting Persons, the Company and certain other stockholders of the Company entered into a Shareholders’ Agreement and a Registration Rights Agreement.

The Shareholders’ Agreement provides for, among other things, the following:

•	That between March 29, 2003 and March 29, 2006, Tutor-Saliba has the right to purchase from National Union and/or its permitted transferees, if any, 2,352,941 Shares, at a price set forth in the Shareholders’ Agreement, acquired by National Union in the March 2000 Transaction. During the same period, National Union has the right to cause Tutor-Saliba and/or Mr. Tutor or certain permitted transferees to purchase such Shares from National Union at a price set forth in the Shareholders’ Agreement. Further, Tutor-Saliba has a right of first refusal on National Union’s disposition of such Shares and National Union has a right of first refusal on Tutor-Saliba’s disposition of its Shares purchased in the March 2000 Transaction, or otherwise then held by Tutor-Saliba.

•	Subject to the right of first refusal described in the preceding paragraph, the parties to the Shareholders’ Agreement have certain “tag-along” rights. If any party to the Shareholders’ Agreement desires to sell Shares acquired in the March 2000 Transaction, or held at that time, each of the non-selling parties to the Shareholders’ Agreement will have the right to participate in such sale and to dispose of Shares representing its pro rata share of the stock to be sold in such transaction. However, National Union may sell Shares, other than those Shares subject to the put/call described above, without triggering the foregoing tag-along right.

•	Each of the parties to the Shareholders’ Agreement has the right to subscribe to any issuance of equity securities (except for certain issuances such as conversions of convertible securities, exercises of options or issuances pursuant to a benefit plan) by the Company in an amount up to such stockholder’s pro rata share of the issuance based on its percentage ownership of outstanding Shares.

•	The Shareholders’ Agreement gives Tutor-Saliba, National Union, O&G Industries, Inc., a Connecticut corporation (“O&G”), PB Capital Partners, L.P., a Delaware limited partnership (“PB Capital”) and The Union Labor Life Insurance Company, a Maryland

CUSIP NO. 713839108	13D	Page 7 of 8 Pages

corporation acting on behalf of its Separate Account P (“ULLICO”), the right to designate one director each for election to the Company’s Board of Directors. The Company has agreed to nominate such individuals for election or appointment to its Board of Directors at the earliest possible time, to use its best efforts to cause such persons to be elected to the Board, and to re-nominate each such person (or other person as may be designated by National Union, Tutor-Saliba, O&G, PB Capital or ULLICO) at such time as he or she is required to stand for reelection to the Board. The right to designate a person to be elected as a director terminates in the case of each of the parties when such party and its permitted transferees own less than 25% of the Shares purchased by such party in the March 2000 Transaction. Each of PB Capital and ULLICO also has certain observer rights on the Board until such time as it ceases to own 2.5% of the outstanding Shares. Each party to the Shareholders’ Agreement has agreed to vote all of its Shares in favor of the directors designated by each of the other parties thereto.

As of April 2004, ULLICO ceased to own at least 2.5% of the outstanding Shares and as a result, no longer has observer rights or the right to designate a director nominee.

Under the Registration Rights Agreement, the Company granted certain stockholders the right to cause the Company to register with the U.S. Securities and Exchange Commission for resale the Shares held by them. Subject to limitations set forth in the agreement, the parties also have the right to participate in any demand registration requested by any other party to the agreement. In addition, the Company has granted the right, subject to exceptions set forth therein, to participate in registrations of Shares initiated by the Company on its behalf or on behalf of any other stockholder. The Registration Rights Agreement terminates on the earlier of the date upon which the parties to the agreement no longer hold any Shares that must be registered in order to be sold or the date upon which the parties agree that the agreement should be terminated.

In connection with Tutor-Saliba’s credit agreement with Banc of America Strategic Solutions, Inc. (the “Lender”) entered into in August 2003, Tutor-Saliba granted a lien on its Shares in favor of the Lender securing the credit extended under the credit agreement.

In June 2004, Tutor-Saliba pledged 2,000,000 of its Shares to Credit Suisse First Boston LLC (“CFSB”) in connection with a margin credit loan extended by Pershing LLC, the clearing broker for CFSB, in the amount of $4 million and subject to customary margin borrowing arrangements. Tutor-Saliba may pledge additional Shares in the future in connection with margin credit loans.

Except as otherwise set forth in the Schedule 13D, none of the Reporting Persons has any other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A – Joint Filing Undertaking

CUSIP NO. 713839108	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2004

/s/ Ronald N. Tutor
Ronald N. Tutor

TUTOR-SALIBA CORPORATION

By:	/s/ W.B. Sparks
Name:	W.B. Sparks
Title:	Chief Financial Officer

Exhibit A

Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: September 7, 2004

/s/ Ronald N. Tutor
Ronald N. Tutor

TUTOR-SALIBA CORPORATION

By:	/s/ W.B. Sparks
Name:	W.B. Sparks
Title:	Chief Financial Officer